Exhibit 99.1

GRANITE REIT ANNOUNCES C$400 MILLION GREEN BOND OFFERING AND CLOSING OF NEW €70 MILLION TERM LOAN

October 10, 2023, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite” or the “REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its wholly owned subsidiary Granite REIT Holdings Limited Partnership (“Granite LP”) has priced an offering (the “Offering”) of C$400 million aggregate principal amount of 6.074% Series 7 senior unsecured debentures due April 12, 2029 (the “Debentures”). The Debentures will be guaranteed by Granite and Granite REIT Inc. The Offering of the Debentures is expected to close on or about October 12, 2023, subject to the satisfaction of certain customary closing conditions. The Debentures are being issued as Granite’s third green bond issuance pursuant to its Green Bond Framework.

The Debentures are being offered on an agency basis by a syndicate of agents co-led by Scotia Capital Inc. and TD Securities Inc. It is a condition of closing that DBRS Morningstar and Moody’s Investor Service, Inc. assign credit ratings of “BBB (high)” with a stable trend or higher, and “Baa2” or higher, respectively, relating to the Debentures.

Granite is making the Offering in Canada pursuant to its base shelf prospectus dated October 1, 2021. The terms of the Offering will be described in a prospectus supplement to the base shelf prospectus to be filed with Canadian securities regulators in each province and territory of Canada and accessible at www.sedarplus.ca.

The Debentures are being issued as Green Bonds under Granite’s Green Bond Framework (the “Framework”) which is available on Granite’s website at https://granitereit.com/sustainability. Granite LP intends to finance or refinance, in whole or in part, expenditures associated with Eligible Green Projects as described in the Framework. Initially and prior to the full allocation, the net proceeds from the Offering will be used to refinance existing debt, including its Series 3 senior unsecured debentures due November 30, 2023 (the “2023 Debentures”) on maturity, and for general corporate purposes. The failure to allocate funds to Eligible Green Projects will not constitute a default under the terms of the Debentures.

Through a cross currency interest rate swap, Granite LP has exchanged the Canadian dollar denominated principal and interest payments for Euro denominated principal and interest payments, resulting in an effective fixed interest rate of 4.9285% for the five and a half-year term of the Debentures.

New €70 Million Term Loan

On September 7, 2023, Granite LP entered into and fully drew upon a €70.0 million senior unsecured non-revolving term facility that matures on September 8, 2026 (the “September 2026 Term Loan”). The September 2026 Term Loan is fully prepayable without penalty. In conjunction with the September 2026 Term Loan, Granite entered into a float to fixed interest rate swap to exchange the floating interest payments from the September 2026 Term Loan for fixed Euro denominated interest payments resulting in an all-in fixed interest rate of 4.3325%. Granite used the net proceeds from the September 2026 Term Loan to fully repay all draws outstanding on Granite’s $1 billion unsecured revolving credit facility with the remainder to be used for general corporate purposes, including to fund development and property acquisitions. Granite’s available liquidity as at June 30, 2023 was approximately $1.026 billion consisting of approximately $119 million of cash and cash equivalents and $907 million of unused capacity

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500    granitereit.com

under Granite’s unsecured revolving credit facility. Pro forma the Offering and repayment of the 2023 Debentures, Granite’s available liquidity is estimated to be $1.2 billion, including its fully undrawn revolving credit facility, and Granite’s weighted average debt term-to-maturity will improve to 4.4 years (from 3.7 years) offset by a moderate increase to its weighted average cost of debt to 2.60% (from 2.27%).[1]

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Debentures in any jurisdiction. The Debentures being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the prospectus supplement.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 62.9 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on SEDAR+ which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, and securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the expected closing date of the Offering, the use of the net proceeds of the Offering, the expected final credit ratings for the Debentures, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the expected closing date of the Offering, the use of the net proceeds of the Offering, the expected final credit ratings for the Debentures, estimated liquidity, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which future events or performance will be achieved.  Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 8, 2023 (the “Annual Information Form”) and management’s discussion and analysis of results of operations and financial position for the three and six month periods ended June 30, 2023 (“Q2 MD&A”).  The “Risk Factors” section of the Annual Information Form and the “Risks and Uncertainties” section of the Q2 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information.  Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.
[1] Available liquidity does not have a standardized meaning under International Financial Reporting Standards (“IFRS”) and, therefore, it may not be comparable to similarly titled measures presented by other publicly traded entities. Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the unsecured revolving credit facility. Please refer to the “Basis of Presentation” and “Non-IFRS Performance Measures” sections of the management’s discussion and analysis of operations and financial position of Granite Real Estate Investment Trust and Granite REIT Inc. for the year ended December 31, 2022 and the six months ended June 30, 2023, which sections are incorporated herein by reference.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500    granitereit.com

of the net proceeds of the Offering, the expected final credit ratings for the Debentures, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the expected closing date of the Offering, the use of the net proceeds of the Offering, the expected final credit ratings for the Debentures, estimated liquidity, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which future events or performance will be achieved.  Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 8, 2023 (the “Annual Information Form”) and management’s discussion and analysis of results of operations and financial position for the three and six month periods ended June 30, 2023 (“Q2 MD&A”).  The “Risk Factors” section of the Annual Information Form and the “Risks and Uncertainties” section of the Q2 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information.  Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500    granitereit.com